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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)


                        ASCENT ENTERTAINMENT GROUP, INC.
                       (Name of Subject Company (issuer))

                         LIBERTY AEG ACQUISITION, INC.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                           LIBERTY MEDIA CORPORATION
                      (Names of Filing Persons (offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   043628106
                                 (CUSIP Number)

                            CHARLES Y. TANABE, ESQ.
                           LIBERTY MEDIA CORPORATION
                            9197 SOUTH PEORIA STREET
                           ENGLEWOOD, COLORADO 80112
                                 (720) 875-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                             JOSEPH A. CIALONE, II
                               BAKER BOTTS L.L.P.
                                ONE SHELL PLAZA
                                 910 LOUISIANA
                           HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 3 to Tender Offer Statement on Schedule TO (this
"Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO filed by Liberty AEG Acquisition, Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Liberty Media Corporation, a Delaware corporation ("Liberty Media"), on February 29, 2000, as amended by Amendment No. 1 thereto filed March 3, 2000 and Amendment No. 2 thereto filed March 13, 2000 (the "Schedule TO"), relating to the Purchaser's offer to purchase all the outstanding shares of common stock, par value $.01 per share (the "Common Stock") of Ascent Entertainment Group, Inc. ("Ascent") including the associated Preferred Share Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares"), which are not owned by Liberty Media or its affiliates, at a purchase price of $15.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") which were annexed to and filed with the Schedule TO as filed on February 29, 2000 as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 3 is being filed on behalf of Purchaser and Parent.



     The Purchaser and Liberty Media hereby amend Section 8 ("Certain Information Concerning Ascent") of the Offer to Purchase by inserting the following paragraph after the table (and the footnotes related to such table) captioned "Ascent Entertainment Group, Inc. Selected Historical Financial Information" and before the subheading caption "The Rights":



     Recent Financial Results. On March 13, 2000, Ascent issued a press release announcing its unaudited financial results for the year ended December 31, 1999 and restating its 1998 financial results set forth in the table above to account for its sports-related businesses as discontinued operations for that period. For the year ended December 31, 1999, Ascent reported in its press release a loss from continuing operations of $51.1 million, a net loss of $77.6 million and a net loss per common share of $2.61. The press release of Ascent announcing its 1999 results and 1998 restatement has been filed as an exhibit to Ascent's
Schedule 14D-9, as amended.



     The Purchaser and Liberty Media hereby amend and restate the introductory paragraph to Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase as follows:



     Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of the Purchaser to pay for or return tendered shares of Common Stock promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and (subject to any such rules or regulations and except as provided in the Agreement) may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition shall not have been satisfied,
(ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or (iii) at any time on or after the date of the Merger Agreement, and prior to the Expiration Date (including any extensions), any of the following conditions shall exist:


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 20, 2000


                                            LIBERTY AEG ACQUISITION, INC.

                                            By: /s/ Charles Y. Tanabe
                                              ----------------------------------
                                              Charles Y. Tanabe
                                              Senior Vice President

                                            LIBERTY MEDIA CORPORATION

                                            By: /s/ Charles Y. Tanabe
                                              ----------------------------------
                                              Charles Y. Tanabe
                                              Senior Vice President

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                               INDEX OF EXHIBITS


EXHIBIT NO.                            DOCUMENT
-----------                            --------
*(a)(1)(A)   -- Offer to Purchase, dated February 29, 2000
*(a)(1)(B)   -- Form of Letter of Transmittal
*(a)(1)(C)   -- Form of Notice of Guaranteed Delivery
*(a)(1)(D)   -- Form of Letter to Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees
*(a)(1)(E)   -- Form of Letter to Clients for Use by Brokers, Dealers,
                Commercial Banks, Trust Companies
*(a)(1)(F)   -- Guidelines for Certification of taxpayer Identification
                Number on Substitute Form W-9
*(a)(1)(G)   -- Text of press release issued by Liberty Media Corporation on February 22, 2000
*(a)(1)(H)   -- Text of press release issued by Liberty Media Corporation on February 28, 2000
*(a)(1)(I)   -- Summary Advertisement, published February 29, 2000
*(a)(1)(J)   -- Text of press release issued by Liberty Media Corporation on March 2, 2000
*(a)(1)(K)   -- Text of press release issued by Liberty Media Corporation on March 10, 2000
 (b)         -- None.
*(d)         -- Agreement and Plan of Merger dated as of February 22,
                2000, among the Purchaser, Liberty Media Corporation and
                the Company
 (g)         -- None.


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* Previously filed.